AB
12/31

SEC Mail Processing Section
DEC 23 2008
Washington, DC
105

UI 08033465
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 26417 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 11/01/07 (MM/DD/YY) AND ENDING 10/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CMS Investment Resources, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

308 E. Lancaster Avenue, Suite 300
(No. and Street)

Wynnewood, (City) Pennsylvania (State) 19096-2145 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Siegenthaler 610-896-3020
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Asher & Company, Ltd.
(Name – *if individual, state last, first, middle name*)

Ten Penn Center, 1801 Market Street, Suite 1700
(Address) (City) PHILADELPHIA (State) PA (Zip Code) 19103

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 16 2009
THOMSON REUTERS

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, William Siegenthaler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CMS Investment Resources, Inc., as of October 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
TEESHA DUNN
Notary Public
LOWER MERION TWP, MONTGOMERY COUNTY
My Commission Expires Dec 13, 2010

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*INDEPENDENT AUDITORS' REPORT,*
*FINANCIAL STATEMENTS,*
*SUPPLEMENTARY INFORMATION,*
*AND*
*OTHER MATTERS*

# CMS INVESTMENT RESOURCES, INC.
# (AN S CORPORATION)

*OCTOBER 31, 2008 AND 2007*

**CMS INVESTMENT RESOURCES, INC.**
**(AN S CORPORATION)**

**OCTOBER 31, 2008 AND 2007**

**TABLE OF CONTENTS**


| | Page |
|---|---|
| Independent Auditors' Report | 1 |
| Financial Statements | |
| Statements of Financial Condition | 2 |
| Statements of Income and Retained Earnings | 3 |
| Statements of Cash Flows | 4 |
| Notes to Financial Statements | 5 - 7 |
| Supplementary Information | |
| Schedules of Fee Income and Operating Expenses | 8 |
| Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission | 9 |
| Reconciliation of the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission | 10 |
| Other Matters | |
| Report on Internal Accounting Control Required by SEC Rule 17a-5 | 11 - 13 |

ASHER & COMPANY, LTD.
PLAN. PERFORM. PROSPER.

Certified Public Accountants
Business Consultants

Philadelphia, PA | Marlton, NJ

Ten Penn Center
1801 Market Street, Suite 1700
Philadelphia, PA 19103
215 564-1900 phone
215 564-3940 fax
www.asherco.com

An independent firm associated with
Moore Stephens International Limited

## Independent Auditors' Report

**The Board of Directors and Stockholders**
**CMS Investment Resources, Inc.**
**Wynnewood, Pennsylvania**

We have audited the accompanying statements of financial condition of **CMS Investment Resources, Inc. (an S Corporation)** as of October 31, 2008 and 2007 and the related statements of income and retained earnings and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **CMS Investment Resources, Inc. (an S Corporation)** as of October 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplementary information on pages 9 and 10 is required by rule 17a-5 under the Securities Exchange Act of 1934. All supplementary information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Asher & Company, Ltd.
ASHER & COMPANY, Ltd.

**Philadelphia, Pennsylvania**
**December 11, 2008**

**CMS INVESTMENT RESOURCES, INC.**
**(AN S CORPORATION)**
**STATEMENTS OF FINANCIAL CONDITION**
**OCTOBER 31, 2008 AND 2007**

| | 2008 | 2007 |
|---|---|---|
| CURRENT ASSETS | | |
| Cash | $ 1,902,399 | $ 1,934,460 |
| Receivables | 20,394 | 51,838 |
| Prepaid expenses | 73,533 | 19,343 |
| Total current assets | 1,996,326 | 2,005,641 |
| OTHER ASSETS | | |
| Tax deposit | 63,459 | 85,061 |
| Deposits | 8,888 | 8,888 |
| Total other assets | 72,347 | 93,949 |
| **Total Assets** | $ 2,068,673 | $ 2,099,590 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

| | 2008 | 2007 |
|---|---|---|
| CURRENT LIABILITIES | | |
| Accounts payable and accrued expenses | $ 46,255 | $ 39,407 |
| Accrued taxes | 22,018 | 20,344 |
| Accrued profit sharing contribution | 10,000 | 11,416 |
| Unearned revenue | 55,521 | - |
| Total current liabilities | 133,794 | 71,167 |
| STOCKHOLDERS' EQUITY | | |
| Common stock, $.01 par value; 500,000 shares authorized; 100,000 shares issued and outstanding | 1,000 | 1,000 |
| Additional paid-in-capital | 555,000 | 555,000 |
| Retained earnings | 1,378,879 | 1,472,423 |
| Total Stockholders' equity | 1,934,879 | 2,028,423 |
| **Total Liabilities and Stockholders' Equity** | $ 2,068,673 | $ 2,099,590 |

The accompanying notes are an integral part of these financial statements.

## CMS INVESTMENT RESOURCES, INC.
## (AN S CORPORATION)
## STATEMENTS OF INCOME AND RETAINED EARNINGS
## YEARS ENDED OCTOBER 31, 2008 AND 2007

| | 2008 | 2007 |
|---|---|---|
| Revenue | | |
| Fee income | $ 1,673,648 | $ 1,744,318 |
| Management fee income | 333,118 | 192,462 |
| Total Revenue | 2,006,766 | 1,936,780 |
| Expenses | | |
| Operating | 1,369,987 | 1,272,798 |
| Income before other items | 636,779 | 663,982 |
| Other income | 54,419 | 108,838 |
| **NET INCOME** | 691,198 | 772,820 |
| Retained earnings, beginning of year | 1,472,423 | 1,536,317 |
| Dividends | (784,742) | (836,714) |
| Retained earnings, end of year | $ 1,378,879 | $ 1,472,423 |

The accompanying notes are an integral part of these financial statements.

**CMS INVESTMENT RESOURCES, INC.**
**(AN S CORPORATION)**
**STATEMENTS OF CASH FLOWS**
**YEARS ENDED OCTOBER 31, 2008 AND 2007**

| | 2008 | 2007 |
|---|---|---|
| OPERATING ACTIVITIES | | |
| Net income | $ 691,198 | $ 772,820 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Changes in: | | |
| Advisory fee receivables | - | 46,714 |
| Receivables | 31,444 | (37,120) |
| Prepaid expenses | (54,190) | (2,495) |
| Tax deposit | 21,602 | 125,327 |
| Accounts payable and accrued expenses | 6,848 | 120 |
| Accrued taxes | 1,674 | (87,247) |
| Accrued profit sharing contribution | (1,416) | (5,884) |
| Unearned revenue | 55,521 | - |
| Net cash provided by operating activities | 752,681 | 812,235 |
| INVESTING ACTIVITIES | | |
| Receivable, Stockholder | - | 25,885 |
| Net cash provided by investing activities | - | 25,885 |
| FINANCING ACTIVITIES | | |
| Payable, Stockholder | - | (25,885) |
| Distribution of dividends | (784,742) | (836,714) |
| Net cash utilized by financing activities | (784,742) | (862,599) |
| **DECREASE IN CASH** | (32,061) | (24,479) |
| Cash, beginning of year | 1,934,460 | 1,958,939 |
| Cash, end of year | $ 1,902,399 | $ 1,934,460 |

The accompanying notes are an integral part of these financial statements.

**CMS INVESTMENT RESOURCES, INC.**
**(AN S CORPORATION)**
**NOTES TO FINANCIAL STATEMENTS**
**OCTOBER 31, 2008 AND 2007**

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies applied by management in the preparation of the accompanying financial statements.

*Organization*

CMS Investment Resources, Inc. ("Company") is organized under the Laws of the Commonwealth of Pennsylvania and is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and as an investment adviser under the Investment Advisers Act of 1940. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), which was created in 2007 through the consolidation of The National Association of Securities Dealers, Inc. and the New York Stock Exchange member regulation. The Company operates under the exemptive provisions of SEC Rule 15c3-3. As of April 2006, the Company transferred its investment advisory operations to NewMarket NewCo, L.P. The Company continues to be a registered broker-dealer related to their variable annuity insurance business.

*Estimates*

The preparation of financial statements in conformity with accounting principles general accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

*Revenue recognition*

Revenue is earned from the placement of variable annuity insurance and management services. Revenue from the placement of variable annuity insurance is recognized upon notification of policy placement/renewal. Revenue from management services is recognized monthly, in accordance with the underlying management agreement.

*Income taxes*

The Company reports operations for financial statement purposes on the accrual basis of accounting and for tax reporting purposes on the cash basis of accounting.

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

*Income taxes* (Continued)

The Company has elected by unanimous consent of its Stockholders to be taxed as an S Corporation under the provisions of Subchapter S of the Internal Revenue Code. Under such provisions, the Company does not pay Federal or certain state corporate income taxes on its taxable income or realize the tax benefits of its losses. Instead, the Stockholders are liable for individual Federal or certain state income taxes on their respective shares of the Company's taxable income, and may include, subject to certain limitations, their respective shares of the Company's net operating loss in their individual income tax returns. At October 31, 2008 and 2007, the Company has a balance of approximately $1,100,000 and $1,200,000 in its accumulated adjustments account which is available for tax free distributions to its Stockholders.

## NOTE B - CONCENTRATIONS

*Cash balances*

The Company maintains its cash in a bank deposit account. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. Management has not experienced any losses and believes it is not exposed to any significant credit risk for the portion in excess of the FDIC limit.

*Insurance commissions*

During the years ended October 31, 2008 and 2007, the Company had significant customers with respect to insurance commissions as follows:

| | 2008 | 2007 |
|---|---|---|
| Company A | 30% | 34% |
| Company B | 62% | 60% |

## NOTE C - RELATED PARTY TRANSACTIONS

*Management fees*

Administrative services, telephone systems, and office space are provided by an affiliated company for which the Company paid fees of $635,000 and $605,000 for the years ended October 31, 2008 and 2007, respectively.

## NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1. At October 31, 2008, the ratio was .08 (eight hundredths) to 1. At October 31, 2008, the Company had net capital, as defined, of $1,723,605, which was $1,714,685 in excess of its required net capital of $8,920.

The Company is exempt from the calculation of the reserve requirement under Rule 15c3-3k(2)(i) due to the fact that it carries no margin account, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker-dealer and its customers through a special account for the exclusive benefit of its customers.

Various states in which the Company is registered as an investment advisor and a broker dealer require a minimum net capital requirement of $25,000.

## NOTE E - PROFIT SHARING PLAN

The Company has a defined contribution profit sharing plan available to substantially all eligible employees under Section 401(k) of the Internal Revenue Code. The amount of the nonelective contribution to the profit sharing plan is determined at the discretion of the Company's Board of Directors. Employee contributions are generally limited to 15% of their compensation. The Company may elect not to make a matching 401(k) contribution for a specific plan year. However, when a matching contribution is made by the Company, the contribution will equal 50% of participants' eligible contributions not to exceed 1½% of the participating employee's compensation. The Company's matching contribution to the 401(k) plan for 2008 and 2007 amounted to $10,000 and $11,416, respectively. There were no non-elective contributions to the plan for 2008 and 2007.

*SUPPLEMENTARY INFORMATION*

**CMS INVESTMENT RESOURCES, INC.**
**(AN S CORPORATION)**
**SCHEDULES OF FEE INCOME**
**AND OPERATING EXPENSES**
**YEARS ENDED OCTOBER 31, 2008 AND 2007**

| | 2008 | 2007 |
|---|---|---|
| Fee income | | |
| Advisory fees | $ - | $ 54,487 |
| Insurance commissions | 1,673,648 | 1,689,831 |
| | $ 1,673,648 | $ 1,744,318 |
| Operating expenses | | |
| Payroll | $ 394,066 | $ 383,409 |
| Payroll taxes | 24,345 | 24,206 |
| Professional fees | 118,409 | 80,294 |
| Management fees | 635,000 | 605,000 |
| Automobile | 92 | 201 |
| Employee benefits | 45,008 | 35,637 |
| Entertainment | 62 | 67 |
| Insurance | 97,097 | 89,086 |
| Office | 5,370 | 5,125 |
| Taxes, other | 48,700 | 48,418 |
| Telephone | 1,838 | 1,140 |
| Travel | - | 215 |
| | $ 1,369,987 | $ 1,272,798 |

**CMS INVESTMENT RESOURCES, INC.**
**(AN S CORPORATION)**
**COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**YEARS ENDED OCTOBER 31, 2008 AND 2007**

| | 2008 | 2007 |
|---|---|---|
| Total Stockholders' equity from statements of financial condition | $ 1,934,879 | $ 2,028,423 |
| Deduct nonallowable assets: | | |
| Receivables | 20,394 | 51,838 |
| Prepaid expenses | 73,533 | 19,343 |
| Tax deposit | 63,459 | 85,061 |
| Deposits | 8,888 | 8,888 |
| | 166,274 | 165,130 |
| | 1,768,605 | 1,863,293 |
| Deduct: nonallowable deductible on fidelity bond coverage | 45,000 | 45,000 |
| Net capital | $ 1,723,605 | $ 1,818,293 |
| Minimum net capital required per rule 15c3-1(a)(2) | $ 8,920 | $ 4,744 |
| Aggregate indebtedness from statements of financial condition | $ 133,794 | $ 71,167 |
| Ratio of aggregate indebtedness to net capital | 8% | 4% |
| Debt-equity ratio computed in accordance with rule15c3-1(d) | 7% | 4% |

**CMS INVESTMENT RESOURCES, INC.**
**(AN S CORPORATION)**
**RECONCILIATION OF THE COMPUTATION OF NET CAPITAL**
**UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**OCTOBER 31, 2008 AND 2007**

| | 2008 | 2007 |
|---|---|---|
| Total Stockholders' equity according to Form X-17A-5 | $1,934,879 | $2,028,423 |
| Audit adjustments | - | - |
| Total Stockholders' equity according to the audit | $1,934,879 | $2,028,423 |
| Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of October 31, 2008 and 2007): | | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS Report | $1,723,605 | $1,818,293 |
| Audit adjustments reflected above | - | - |
| Net capital according to the audit | $1,723,605 | $1,818,293 |

There was no material difference from the Company's computation of net capital as reported in Part II (unaudited) FOCUS Report and net capital according to the audit for October 31, 2008 and 2007.

## *OTHER MATTERS*

ASHER & COMPANY, LTD.
PLAN. PERFORM. PROSPER.

**Certified Public Accountants**
**Business Consultants**

**Philadelphia, PA | Marlton, NJ**

Ten Penn Center
1801 Market Street, Suite 1700
Philadelphia, PA 19103
215 564-1900 phone
215 564-3940 fax
www.asherco.com

An independent firm associated with
Moore Stephens International Limited

Report on Internal Accounting
Control Required by SEC Rule 17a-5

The Board of Directors and Stockholders
CMS Investment Resources, Inc.
Philadelphia, Pennsylvania

In planning and performing our audits of the financial statements of CMS Investment Resources, Inc. ("Company") (an S Corporation) as of and for the years ended October 31, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 and in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

ASHER & COMPANY, LTD.

PLAN. PERFORM. PROSPER

The Board of Directors and Stockholders
CMS Investment Resources, Inc.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

ASHER
& COMPANY, LTD.
PLAN. PERFORM. PROSPER

The Board of Directors and Stockholders
CMS Investment Resources, Inc.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph, were adequate at October 31, 2008 and 2007 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Financial Industry Regulatory Authority, the SEC and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Asher & Company, Ltd.

ASHER & COMPANY, Ltd.

**Philadelphia, Pennsylvania**
**December 11, 2008**

END